UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 14, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐

This Form 6-K consists of the press release which appears immediately following this page.

UBS
Zurich / Basel, October 14, 2010, 06:45 AM
UBS publishes transparency report
In a report entitled “Transparency report to the shareholders of UBS AG”, UBS has published a review of the events in connection with the losses incurred during the financial market crisis and the problems in relation to the cross-border US wealth management business. In doing so, the Board of Directors has fulfilled recommendation 19 of the report compiled by the control committees of the Swiss Federal Assembly, which was published in May 2010.
Causes of the crisis
In its review of the events related to the financial market crisis, UBS comes to the conclusion that the growth strategy in the investment banking area, which was not planned in a sufficiently systematic manner, made a significant contribution to the large losses posted by the bank. The incentives in place at that time to generate revenues without taking appropriate consideration of the risks underpinned this strategy and facilitated losses. The same business was being conducted in various UBS business units, which in turn multiplied the risks. Capital raised on the market was passed on within the bank without the application of risk premiums, allowing the Investment Bank to refinance itself at favorable conditions and further build up its holdings of what turned out to be loss-making positions. There were no limits on the balance sheet and there was no uniform approach applied across the bank with regard to risk positions. Risk control was based too heavily on statistical models and the ratings of external agencies were rarely questioned. Despite warnings, the bank falsely believed that its financial products in relation to the US real estate market were valuable and sufficiently hedged against losses. (Transparency report — financial market crisis: pages 15-29)
The problems in the wealth management business are attributed in the report to the fact that, prior to initiation of the investigations by the U.S. authorities there was no comprehensive or continuous assessment of the overall compliance risk profile of the U.S. cross-border wealth management business. While initiatives to improve compliance with the applicable internal rules and U.S. legal requirements were taken, such measures were implemented in a manner that was insufficiently rigorous, rapid or complete.
There were also failures with regard to the training and instructions received by employees. In some cases, internal rules were not precise enough and expectations were not communicated clearly enough. Ultimately, the report concludes that UBS did not implement an effective system of supervisory and compliance controls necessary to convey a clear and consistent expectation that full compliance with applicable internal controls and U.S. legal requirements was required, and to ensure that any compliance failures were promptly detected and corrected. (Transparency report — US cross-border business: pages 31-48)
Liability issues
The transparency report also provides information on the Board of Directors’ reasons for not initiating legal proceedings against former members of UBS management. On the basis of various external reports, the Board of Directors views the chances of any such proceedings being successful as more than uncertain. For the Board of Directors, another important factor is that experience has shown that such cases last many years, generate high costs, lead to negative international publicity and thus hamper UBS’s efforts to restore its good name in the markets in which it operates. A final, and particularly important, reason is that such proceedings would weaken UBS’s legal position in pending cases, regardless of whether the former management is ever found to be liable. (Transparency report — liability issues: pages 49-58) Measures taken by UBS
In order to correct the errors made, UBS has changed its management almost in its entirety, adjusted governance structures and revised its strategy. Comprehensive changes have been made in the areas of finance, risk management and control, refinancing, balance sheet management and compensation. In the cross-border business, UBS has issued new policies and regulations that not only rank among the most stringent in the industry, but also set new standards.
External reports
The transparency report is being supplemented by two reports from independent experts who had access to all relevant internal and external documents and were given complete freedom in their work.

In a statement of opinion, Prof. Peter Forstmoser, an Emeritus Professor of law at the University of Zurich, has come to the conclusion that in particular, omissions can be identified which would be a sufficient basis to initiate legal proceedings against former individual directors or officers. Nevertheless, he regards the decision of the Board of Directors to refrain from legal proceedings not only as appropriate, but also as necessary, taking into consideration the overall interests of the company and its shareholders.
Dr. Tobias Straumann, an economic historian and private lecturer at the University of Zurich who specializes in the financial markets, was entrusted with assessing the UBS crisis in the context of economic history and policy. In his report, Straumann emphasizes that the former management lacked individuals with an instinct for identifying hidden risks. He says that UBS acted too late or particularly carelessly, but “not in a fundamentally different manner from other banks”.
Kaspar Villiger, Chairman of the Board of Directors at UBS, draws the following conclusion: “What happened should not have been allowed to happen. With our decision to refrain from legal proceedings, we do not want to gloss over the mistakes made by UBS or absolve those involved of their corporate responsibility. We have learnt the lessons of the past and the new management is now placing UBS’s focus on sustainable success. It is important that we can now concentrate on the future. Today we have laid the foundation for drawing a line under the events of the past.”
The transparency report and the independent reports can be found online at: www.ubs.com/transparencyreport
Press conference with Kaspar Villiger, Chairman of the Board of Directors at UBS:
Today, October 14, 2010, 10:00 a.m. to 11:00 a.m., at the Grünenhof Conference Center, Nüschelerstrasse 9, 8001 Zurich.
Following the UBS media conference, the independent experts Prof. Peter Forstmoser and Dr. Tobias Straumann will be available to answer any questions.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: October 14, 2010